UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2024

INCEPTION GROWTH ACQUISITION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41134	86-2648456
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Washington Street New York, NY	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 636-6638

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of a share of common stock	IGTAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	IGTA	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50	IGTAW	The Nasdaq Stock Market LLC
Rights, each to receive one-tenth of one share of common stock	IGTAR	The Nasdaq Stock Market LLC

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on September 12, 2023, Inception Growth Acquisition Limited (“IGTA”), entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with IGTA Merger Sub Limited, a British Virgin Islands company and wholly owned subsidiary of IGTA (“Merger Sub” or “Pubco”), AgileAlgo Holdings Ltd., a British Virgin Islands company (“AgileAlgo”), and certain shareholders of AgileAlgo which provides for a business combination between IGTA and AgileAlgo (the “Business Combination”). IGTA before the closing of the Business Combination, and Pubco after the closing of the Business Combination, are referred to as the “Company.” At the effective time of the Business Combination pursuant to the Business Combination Agreement, IGTA will merge into Pubco, and AgileAlgo will become a subsidiary of Pubco.

On October 1, 2024, AgileAlgo, IGTA and Merger Sub entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”).

Pre-Paid Advances

Subject to the satisfaction of the conditions set forth in the SEPA, the Investor shall advance to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes in the form attached thereto (each a “Promissory Note”), which is also attached to this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The first Pre-Paid Advance shall be in a principal amount of $2,000,000 and advanced upon the date of closing of the Business Combination, and the second Pre-Paid Advance shall be in a principal amount of $1,000,000 and advanced on the second trading day after the initial registration statement filed pursuant to the Registration Rights Agreement (as defined below) becomes effective and the required shareholder approval has been obtained. At each closing of the Pre-Advance Closing, the Investor shall advance to the Company the principal amount of the Pre-Paid Advance, less a discount in the amount equal to 8% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount, in immediately available funds to an account designated by the Company in writing, and the Company shall deliver the Promissory Note having a principal amount equal to the full amount of such Pre-Paid Advance, duly executed on behalf of the Company.

Advances

Moreover, upon the closing of the Business Combination, the Company has the right, but not the obligation, to issue shares of its common stock pursuant to the SEPA to the Investor (“Advance Shares”, and such issuance and sale, an “Advance”) and the Investor shall subscribe for and purchase from the Company such Advance Shares, through written notice by the Company to the Investor (“Advance Notice”), provided (i) no balance is outstanding under a Promissory Note, or (ii) if there is a balance outstanding under a Promissory Note, an Amortization Event (as defined in the Promissory Note), has occurred in accordance with and subject to the terms of the SEPA. The Company has the discretion to select the number of Advance Shares, not to exceed the Maximum Advance Amount (as defined below), that it desires to issue and sell to the Investor in each Advance Notice. If any amount remains outstanding under any Promissory Note, without the prior written consent of the Investor, (A) the Company may only (other than with respect to a deemed Advance Notice pursuant to an Investor Notice (described below)) submit an Advance Notice if an Amortization Event has occurred and the obligation of the Company to make monthly prepayments under the Promissory Note has not ceased, and (B) the Investor shall pay the aggregate purchase price owed by the Company from such Advance by offsetting the amount of the Advance Proceeds against an equal amount outstanding under the subject Promissory Note, subject to the terms and conditions of the SEPA.

For as long as there is an outstanding balance under a Promissory Note, the Investor has the right, but not the obligation, by delivery to the Company of Investor Notices (as defined in the SEPA), to cause an Advance Notice to be deemed delivered to the Investor, which triggers the issuance and sale of Advance Shares to the Investor, subject to terms and conditions as specified in the SEPA.

“Maximum Advance Amount” means (A) in respect of each Advance Notice delivered by the Company under the applicable provisions of the SEPA, the greater of (i) an amount equal to one hundred percent (100%) of the average of the daily traded amount of its shares of common stock during the five consecutive trading day immediately preceding an Advance Notice, and (ii) five hundred thousand (500,000) shares of the Company’s common stock, and (B) in respect of each Advance Notice deemed delivered by the Company pursuant to an Investor Notice, the amount selected by the Investor in such Investor Notice; which amount shall not exceed the limitations set forth in Section 3.02 of the SEPA, including, among other things, that all shares of the Company’s common stock beneficially owned by the Investor and its affiliates shall not exceed 4.99% of the then outstanding voting power of the Company or number of shares of the Company’s common stock, and that the aggregate number of shares issued and sold to the Investor by the Company under the SEPA shall not exceed the amount registered in respect of the transaction contemplated by the SEPA under the Registration Statement (as defined below) then in effect. The SEPA contemplates purchase by the Investor of up to $30 million in aggregate gross purchase price for newly issued shares of the Company common stock.

The purchase price for the Advance Shares shall be (i) the price per Advance Share obtained by multiplying the Market Price by 96% in respect of an Advance Notice delivered by the Company, or (ii) in the case of any Advance Notice delivered pursuant to an Investor Notice, equal to the Conversion Price (as defined in the Promissory Note). “Market Price” shall mean the lowest daily volume weighted average price of the Company’s shares of common stock during the three consecutive trading days commencing on the date of the Advance Notice, other than the daily volume weighted average price on an Excluded Day (as defined in the SEPA).

Registration Rights Agreement

AgileAlgo, IGTA, Merger Sub and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), dated October 1, 2024, pursuant to which the Company agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the applicable registrable securities under the Registration Rights Agreement, including the Company’s shares of common stock issuable to the Investor under the SEPA.

Guaranty by AgileAlgo

In connection with the SEPA, AgileAlgo and certain other subsidiaries of AgileAlgo agreed at the closing of the Business Combination to enter into a Global Guaranty Agreement, pursuant to which the parties thereto shall guaranty the Company’s obligations under the SEPA, the promissory note issued thereunder, and other instruments, agreements or other items executed or delivered pursuant to the SEPA. A form of such Promissory Note (referenced above) is attached to this Current Report as Exhibit 10.3 and the Global Guaranty Agreement is attached to this Current Report on Form 8-K as Exhibit 10.4, and in each case is incorporated herein by reference. The SEPA, Registration Rights Agreement, the Promissory Note and the Global Guaranty Agreement, and the documents executed in connection therewith, are referred to herein collectively as the “Financing Agreements.”

The foregoing description of the Business Combination and the Financing Agreements does not purport to be complete and is qualified in its entirety by the full text of the SEPA, Registration Rights Agreement, the Promissory Note, and the Global Guaranty Agreement, which are attached to this Current Report on Form 8-K as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and in each case are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

In the SEPA, the Investor represented to IGTA and Merger Sub, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to the Investor in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco has filed a registration statement on Form S-4 (the “Registration Statement”) that contains a proxy statement of IGTA and a prospectus for registration of shares and securities of Pubco. The Registration Statement has not been declared effective by the SEC. Following and subject to the Registration Statement being declared effective by the SEC, its definitive proxy statement/prospectus would be mailed or otherwise disseminated to IGTA’s stockholders. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IGTA ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGTA, PUBCO, AGILEALGO, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Pubco and IGTA with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IGTA by directing a written request to: Inception Growth Acquisition Limited, 875 Washington Street, New York, NY 10014.

Participants in the Solicitation

IGTA, AgileAlgo and each of their respective directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of IGTA with respect to the proposed Business Combination and related matters. Information about the directors and executive officers of IGTA, including their ownership of shares of IGTA common stock, is included in the Registration Statement, in IGTA’s Annual Report on Form 10-K, which was filed with the SEC on June 3, 2024, and in its Quarterly Report on Form 10-Q which was filed with the SEC on August 13, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from IGTA stockholders, including a description of their interests in the proposed Business Combination by security holdings or otherwise, are included in the Registration Statement and other relevant documents to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock of IGTA or ordinary shares or securities of Pubco, or a solicitation of any vote or approval, nor shall there be any sale of shares of common stock, ordinary shares or securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the proposed Business Combination and financing transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed Business Combination and transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the closing of any financing in connection with the proposed Business Combination, including in connection with the Financing Agreements, the expected management and governance of Pubco, and the expected timing of the transactions of the Business Combination and any financing. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Standby Equity Purchase Agreement dated October 1, 2024 by and among Inception Growth Acquisition Limited, AgileAlgo, IGTA Merger Sub Limited and YA II PN, Ltd.
10.2	Registration Rights Agreement dated October 1, 2024 by and among Inception Growth Acquisition Limited, AgileAlgo, IGTA Merger Sub Limited and YA II PN, Ltd.
10.3	Form of Promissory Note
10.4	Form of Global Guaranty Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INCEPTION GROWTH ACQUISITION LIMITED

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer

Date: October 7, 2024